Exhibit 99.1

TITAN MEDICAL INC.

Unaudited Condensed Interim Financial Statements
Three and Six Months Ended June 30, 2019 and 2018
(IN UNITED STATES DOLLARS)

TITAN MEDICAL INC.
Unaudited Condensed Interim Balance Sheets
As at June 30, 2019 and December 31, 2018
(In U.S. Dollars)

	Note	June 30, 2019	December 31, 2018

Assets

Current Assets:
Cash and cash equivalents		$10,320,183	$11,471,243
Amounts receivable		55,208	143,225
Deposits	7	8,864,346	8,541,630
Prepaid expense		635,212	586,581
Total Current Assets		$19,874,949	$20,742,679

Patent Rights	3	1,337,975	1,172,485
Total Assets		$21,212,924	$21,915,164

Liabilities

Current Liabilities:
Accounts payable and accrued liabilities	4	$12,231,777	$6,447,888
Warrant liability	2b, 5	27,307,700	11,250,167
Total Liabilities		$39,539,477	$17,698,055

Shareholders' Equity (Deficiency)

Share Capital	6	$189,723,070	$170,502,394
Contributed Surplus		7,643,817	6,652,409
Deficit		(215,693,440)	(172,937,694)
Total Equity / (Deficiency)		$(18,326,553)	$4,217,109

Total Liabilities and Equity / (Deficiency)		$21,212,924	$21,915,164

Commitments (Note 7)
See notes to financial statements

Approved on behalf of the Board:

"signed"	"signed"
Charles Federico	David McNally
Chairman	President and CEO

TITAN MEDICAL INC.
Unaudited Condensed Interim Statement of Shareholders’ Equity and Deficit
For the Periods Ended June 30, 2019 and 2018
(In U.S. Dollars)

		Share Capital		Contributed			Total
	Note	Number	Amount	Surplus	Warrants	Deficit	Equity

Balance - December 31, 2017		12,686,723	$154,016,519	$5,146,784	$741,917	$(150,298,422)	$9,606,798

Issued pursuant to agency agreement		1,295,552	4,013,710	-	-	-	4,013,710
Share issue expense			(399,107)	-	-	-	(399,107)
Issued for Services		7,500	66,234	-	-	-	66,234
Warrants exercised during the period		6,500	59,998	-	-	-	59,998
Warrants expired during the period		-	741,917	-	(741,917)	-	-
Stock based compensation		-	-	723,405	-	-	723,405
Net and Comprehensive loss		-	-	-	-	(6,694,114)	(6,694,114)

Balance - June 30, 2018		13,996,275	$158,499,271	$5,870,189	$-	$(156,992,536)	$7,376,924

Balance - December 31, 2018		21,675,849	$170,502,394	$6,652,409	$-	$(172,937,694)	$4,217,109

Issued pursuant to agency agreement	6a	8,455,882	13,717,131	-	-	-	13,717,131
Share issue expense			(1,498,498)	-	-	-	(1,498,498)
Warrants exercised during the period	6a	1,018,506	7,002,043		-	-	7,002,043
Stock based compensation	6b	-	-	991,408	-	-	991,408
Net and Comprehensive loss		-	-	-	-	(42,755,746)	(42,755,746)

Balance - June 30, 2019		31,150,237	$189,723,070	$7,643,817	$-	$(215,693,440)	$(18,326,553)

See notes to financial statements

TITAN MEDICAL INC.
Unaudited Condensed Interim Statement of Net and Comprehensive Loss
For the Three and Six Months Ended June 30, 2019 and 2018
(In U.S. Dollars)

		Three Months Ended	Six Months Ended	Three Months Ended	Six Months Ended
	Note	June 30, 2019	June 30, 2019	June 30, 2018	June 30, 2018

Revenue:		$-	$-	$-	$-

Expenses:
Amortization		$7,291	$13,466	$5,372	$17,114
Consulting fees		451,068	720,497	141,076	371,188
Stock based compensation	6b	740,051	991,408	356,348	723,405
Insurance		116,123	234,612	6,900	15,957
Management salaries and fees		749,880	1,398,466	730,975	1,439,999
Marketing and investor relations		102,487	208,676	126,381	170,998
Office and general		77,136	194,407	128,453	234,627
Professional fees		303,460	406,845	178,687	324,467
Rent		16,515	28,751	24,999	49,793
Research and Development		18,360,674	32,769,286	6,246,275	9,520,349
Travel		80,631	147,995	113,610	185,897
Foreign exchange (gain)/loss		148,689	41,047	(417,244)	(932,397)
		$21,154,005	$37,155,456	$7,641,832	$12,121,397
Finance Income (cost):
Interest		$71,187	$94,218	$54,691	$82,983
Gain (Loss) on change in fair value of warrants	2b, 5	6,609,952	(3,866,673)	2,210,537	5,853,111
Warrant liability issue cost		-	(1,827,835)	(508,811)	(508,811)
		$6,681,139	$(5,600,290)	$1,756,417	$5,427,283

Net and Comprehensive Loss For The Year		$14,472,866	$42,755,746	$5,885,415	$6,694,114

Basic and Diluted Loss Per Share		$0.46	$1.57	$0.43	$0.50

Weighted Average Number of Common Shares,
Basic and Diluted		31,150,237	27,190,063	13,798,229	13,250,357

See notes to financial statements

TITAN MEDICAL INC.
Unaudited Condensed Interim Statements of Cash Flows
For the Three and Six Months Ended June 30, 2019 and 2018
(In U.S. Dollars)

	Three Months Ended	Six Months Ended	Three Months Ended	Six Months Ended
	June 30, 2019	June 30, 2019	June 30, 2018	June 30, 2018

Cash provided by (used in):

Operating activities:
Net loss for the period	$(14,472,866)	$(42,755,746)	$(5,885,415)	$(6,694,114)
Items not involving cash:
Amortization	7,291	13,466	5,372	17,114
Stock based compensation	740,051	991,408	356,348	723,405
Other share compensation	-	-	-	66,234
Warrant liability-fair value adjustment	(6,609,952)	3,866,673	(2,210,537)	(5,853,111)
Warrant liability-foreign exchange adjustment	142,682	36,625	(421,301)	(935,656)

Changes in non-cash working capital items:
Amounts receivable, prepaid expenses and deposits	1,294,599	(283,330)	(10,120)	(1,818,430)
Accounts payable and accrued liabilities	5,736,133	5,783,889	1,274,644	1,970,483
Cash used in operating activities	$(13,162,062)	$(32,347,015)	$(6,891,009)	$(12,524,075)

Financing activities:

Net proceeds from issuance of common shares and warrants	(2,997)	31,374,911	8,828,240	8,857,740
Cash provided by financing activities	$(2,997)	$31,374,911	$8,828,240	$8,857,740

Investing Activities:

Cost of Patents	(125,198)	(178,956)	(40,491)	(97,039)
Cash used in investing activities	$(125,198)	$(178,956)	$(40,491)	$(97,039)

Increase (Decrease) in cash and cash equivalents	(13,290,257)	(1,151,060)	1,896,740	(3,763,374)
Cash and cash equivalents, beginning of the period	23,610,440	11,471,243	20,470,379	26,130,493
Cash and cash equivalents, end of the period	$10,320,183	$10,320,183	$22,367,119	$22,367,119

Cash and cash equivalents comprise:
Cash	$1,392,741	$1,392,741	$134,243	$134,243
Cash Equivalents	8,927,442	8,927,442	22,232,876	22,232,876
	$10,320,183	$10,320,183	$22,367,119	$22,367,119
See notes to financial statements

TITAN MEDICAL INC.
Notes to the Unaudited Condensed Interim Financial Statements
Three and Six Months Ended June 30, 2019 and 2018
(In U.S. Dollars)

1.	DESCRIPTION OF BUSINESS

Nature of Operations:

The Company’s business continues to be in the research and development stage and is focused on the continued research and development of the next generation surgical robotic platform.  In the near term, the Company will continue efforts to complete product development and proceed to pre-clinical and confirmatory human studies and satisfaction of appropriate regulatory requirements.  Upon receipt of regulatory approvals, the Company will transition from the research and development stage to the commercialization stage.  The completion of these latter stages will be subject to the Company receiving additional funding in the future.

The Company is incorporated in Ontario, Canada in accordance with the Business Corporations Act. The address of the Company’s corporate office and its principal place of business is Toronto, Canada.

Basis of Preparation:

(a)	Statement of Compliance

These condensed interim financial statements for the three and six months ending June 30, 2019 have been prepared in accordance with International Accounting Standard 34, Interim Financial Reporting (“IAS 34”).

These condensed interim financial statements should be read in conjunction with the Company’s 2018 annual financial statements which have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

The condensed interim financial statements have been prepared using accounting polices consistent with those used in the Company’s 2018 annual financial statements as well as any amendments, revisions and new IFRS, which have been issued subsequently and are appropriate to the Company.

The condensed interim financial statements were authorized for issue by the Board of Directors on July 31, 2019.

(b)	Basis of Measurement

These condensed interim financial statements have been prepared on the historical cost basis except for the revaluation of the warrant liability, which is measured at fair value.

(c)	Functional and Presentation Currency

These condensed interim financial statements are presented in United States dollars (“U.S.”), which is the Company’s functional and presentation currency.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a)	Use of Estimates and Judgements

The preparation of financial statements in conformity with IAS 34, Interim Financial Reporting requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of provisions at the date of the condensed interim financial statements and the reported amount of expenses during the year. Financial statement items subject to significant judgement include, the measurement of stock-based compensation and the fair value estimate of the initial measurement of new or modified warrant liabilities and the remeasurement of unlisted warrant liabilities. While management believes that the estimates and assumptions are reasonable, actual results may differ.

TITAN MEDICAL INC.
Notes to the Unaudited Condensed Interim Financial Statements
Three and Six Months Ended June 30, 2019 and 2018
(In U.S. Dollars)

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

These condensed interim financial statements have been prepared in accordance with accounting principles applicable to going concern, which contemplates that the Company will be able to realize its assets and settle its liabilities as they come due during the normal course of operations for the foreseeable future. The Company has shareholders’ deficiency of $215,693,440 and current losses of $42,755,746. The Company currently does not generate any revenue (other than interest income on its cash balances) and accordingly it is primarily dependent upon equity financing for any additional funding required for development and operating expenses. The Company expects that approximately US $46.2 million in incremental funding is needed, for the next 12 months to maintain its currently anticipated pace of development.  If additional funding is not available, the pace of the Company’s product development plan may be reduced. These conditions indicate a material uncertainty that may cast significant doubt on the ability of the Company to continue as a going concern if additional funding is not secured.  However, based on internal forecasts, management believes that the Company has sufficient funds to meet its obligations under a reduced development plan, if necessary, for the ensuing twelve months.

Fair Value

The Black-Scholes model used by the Company to determine fair values of stock options, warrants and broker warrants was developed for use in estimating the fair value of the stock options and warrants.

(b)	Warrant Liability

Certain of the Company’s warrants have exercise prices that are not fixed and as such in accordance with IAS 32, they must be recorded as a derivative financial liability.  This applies both in the case where the Company’s warrants are denominated in a currency (Canadian dollars) other than the Company’s functional currency (U.S. dollars), and when a warrant is issued with a cashless exercise option.   In each case, these warrants are initially measured at fair value and subsequent changes in fair value are recorded through Net and Comprehensive Loss for the year. At June 30, 2019, the Warrant Liability of listed warrants was adjusted to fair value measured at the market price of the listed warrants and the Warrant Liability of unlisted warrants was adjusted to fair value using the Black-Scholes formula. The Black-Sholes calculation for the unlisted warrants was determined initially using a comparable warrant quoted in an active market, adjusted for differences in the terms of the warrant. At March 31, 2019, it was determined that the comparable warrant was no longer an effective benchmark and the Company began to use the market price and volatility of the Company’s common shares adjusted for differences in the terms of the warrant.

(c)	Fair Value Measurement

The accounting guidance for fair value measurements prioritizes the inputs used in measuring fair value into the following hierarchy:

Level 1 – Quoted prices (unadjusted) in active markets for identical assets or liabilities;

Level 2 – Inputs other than quoted prices included within Level 1 that are directly or indirectly observable:

Level 3 – Unobservable inputs in which little or no market activity exists, therefore requiring an entity to develop its own assumptions about the assumptions that market participants would use in pricing.

The fair value of the warrant liability relating to listed and unlisted warrants is initially based on level 2 significant observable inputs and at subsequent dates is adjusted using Level 1 inputs for listed warrants and level 2 inputs for unlisted warrants.

TITAN MEDICAL INC.
Notes to the Unaudited Condensed Interim Financial Statements
Three and Six Months Ended June 30, 2019 and 2018
(In U.S. Dollars)

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(d)	Adoption of New Accounting Standard

IFRS 16 Leases

IFRS 16 Leases, superseded the requirements in IAS 17, IFRIC-15 and SIC-17. The new standard is effective for annual periods beginning on or after January 1, 2019. Since the Company is not currently party to a lease with a life of one year or longer, this standard has no effect on the current condensed interim financial statements for the three and six months ended June 30, 2019.

3.	PATENT RIGHTS

For the six months ended June 30, 2019	Cost	Accumulated Amortization & Impairment Losses	Net Book Value
Balance at December 31, 2018	1,398,713	(226,228)	1,172,485
Additions during the period	178,956	-	178,956
Amortization in the period	-	(13,466)	(13,466)
Balance at June 30, 2019	1,577,669	(239,694)	1,337,975

4.	ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

The balance of accounts payable and accrued liabilities at June 30, 2019 is $12,231,777 (December 31, 2018 – $6,447,888). The majority of the payables relate to amounts owed to the Company’s R&D suppliers amounting to $10,949,280, for legal and insurance an amount of $675,289 and the balance relating to regular business operations.

5.    WARRANT LIABILITY

	Six Months Ended June 30, 2019		Year Ended December 31, 2018
	Number of Warrants	Amount	Number of Warrants	Amount

Opening Balance	13,901,859	$11,250,167	4,933,231	$17,849,460

Issue of warrants expiring, April 10, 2023	-	-	1,295,554	5,212,087
Issue of warrants expiring, August 10, 2023	-	-	7,679,574	6,297,251
Issue of warrants expiring, March 21, 2024	8,455,882	15,897,059	-	-
Warrants exercised during the period	(1,018,506)	(3,742,824)	(6,500)	(28,949)
Warrants expired during the period	(135,824)	-	-	-
Foreign exhange adjustment during the period	-	36,625	-	(984,462)
Fair value adjustment during the period	-	3,866,673	-	(17,095,220)

Ending Balance	21,203,411	$27,307,700	13,901,859	$11,250,167

TITAN MEDICAL INC.
Notes to the Unaudited Condensed Interim Financial Statements
Three and Six Months Ended June 30, 2019 and 2018
(In U.S. Dollars)

6.    SHARE CAPITAL

a)	Authorized:	unlimited number of common shares, no par

	Issued:	31,150,237 (December 31, 2018: 21,675,849)

Exercise prices of units, certain warrants and options are presented in Canadian currency when they are exercisable in Canadian dollars unless otherwise noted.

On March 21, 2019, Titan completed an offering of securities made pursuant to an agency agreement dated March 18, 2019 between the Company and Bloom Burton Securities Inc. (the “Agent”). The Company sold 8,455,882 Units under the Offering at a price of US $3.40 per Unit for gross proceeds of approximately $28,750,000 ($25,426,744 net of closing cost including cash commission of $2,012,500. Each Unit consisted of one Common Share of the Company and one Common Share purchase warrant, each warrant entitles the holder thereof to acquire one Common Share of the Company at an exercise price of US $4.00 and expiring March 21, 2024. The warrants were valued at $15,897,059 based on the value determined by the Black-Scholes model and the balance of $12,852,941 was allocated to common shares.

Pursuant to the agency agreement, in addition to the cash commission paid to the Agent, broker warrants were issued to the Agent which entitle the holder to purchase 591,911 Common Shares at a price of US $3.40 per share prior to expiry on March 21, 2021. The broker warrants were valued using the Black-Sholes model and the value of $864,190 was accounted for as an increase in the closing costs and allocated between the shares and the warrants.

During the quarter ended June 30, 2019 no warrants were exercised.

During the quarter ended March 31, 2019, 1,018,506 warrants were exercised for total proceeds of $3,259,219. The fair value of the exercised warrants was $3,742,824 which was reclassed from warrant liability to common stock.

On August 10, 2018 Titan Completed an offering of securities made pursuant to an agency agreement dated August 7, 2018 between the Company and Bloom Burton Securities Inc. (the “Agent”).  The Company sold 7,679,574 Units under the Offering at a price of US $2.50 per Unit for gross proceeds of approximately $19,198,935 ($17,464,711 net of closing cost including cash commission of $1,343,925). Each Unit consisted of one Common Share of the Company and one Common Share purchase warrant, each warrant entitles the holder thereof to acquire one Common Share of the Company at an exercise price of US $3.20 and expiring August 10, 2023.  The warrants were valued at $6,297,251 based on the value determined by the Black-Scholes model and the balance of $12,901,684 was allocated to common shares.

Pursuant to the agency agreement, in addition to the cash commission paid to the Agent, broker warrants were issued to the Agent which entitle the holder to purchase 537,570 Common Shares at a price of US $2.50 per share prior to expiry on August 10, 2020.

TITAN MEDICAL INC.
Notes to the Unaudited Condensed Interim Financial Statements
Three and Six Months Ended June 30, 2019 and 2018
(In U.S. Dollars)

6.    SHARE CAPITAL (continued)

On June 19, 2018 a share consolidation of 30:1 was completed and the Company’s outstanding common shares were adjusted from 419,888,250 to 13,996,275.  All references to the common shares, warrants and stock options, prior to June 20, 2018, have been updated in the notes to reflect the 1:30 reverse stock split.

On April 10, 2018 Titan completed an offering of securities made pursuant to an agency agreement dated April 3, 2018 between the Company and Bloom Burton Securities Inc.  The Company sold 1,126,664 Units under the Offering at a price of CDN $9.00 per Unit for gross proceeds of approximately $8,035,941 ($7,211,320 net of closing costs including cash commission of $562,516).  Each Unit consisted of one Common Share of the Company and one Common Share purchase warrant, each warrant entitles the holder thereof to acquire one Common Share of the Company at an exercise price of CDN $10.50 and expiring April 10, 2023.  The warrants were valued at $4,553,700 based on the value determined by the Black-Scholes model and the balance of $3,482,241 was allocated to common shares.

Pursuant to the agency agreement, in addition to the cash commission paid to the Agent, broker warrants were issued to the Agent which entitle the holder to purchase 78,867 Common Shares at a price of CDN $9.00 per share prior to expiry on April 10, 2020.

On May 10, 2018 Titan announced the completion of the over-allotment option granted to Bloom Burton Securities Inc. as agent for its offering at a price of CDN $9.00 per Unit completed on April 10, 2018 was exercised and the Company sold an additional 168,888 Units at the offering price for additional gross proceeds of $1,189,856 ($1,100,238 net of closing costs including cash commission of $76,988).  Each Unit consisted of one Common Share of the Company and one Common Share purchase warrant, each warrant entitles the holder thereof to acquire one Common Share of the Company at an exercise price of CDN $10.50 and expiring April 10, 2023. The warrants were valued at $658,387 based on the value determined by the Black-Scholes model and the balance of $531,469 was allocated to common shares.

Pursuant to the agency agreement, in addition to the cash commission paid to the Agent, broker warrants were issued to the Agent which entitle the holder to purchase 10,928 Common Shares at a price of CDN $9.00 per share prior to expiry on April 10, 2020.

On May 29, 2019, the shareholders of Titan approved an increase of its reserve for options from 10% and set aside up to 15% of the issued and outstanding shares of Titan for granting of options to employees, officers, consultants and advisors. At June 30, 2019, 3,485,498 common shares (December 31, 2018: 1,241,803) were available for issue in accordance with the Company’s stock option plan. The terms of these options are determined by the Board of Directors.

Options are issued to vest immediately or when used as a long-term incentive, are commonly issued over a vesting period of up to seven years. The expense related to options with a vesting period are recorded over the vesting period in accordance with the terms of the options. For the period ended June 30, 2019, $991,408 of stock-compensation expense was recognized (June 30, 2018 – $723,405).

On May 29, 2019, the shareholders approved amendments to the exercise prices of options previously granted to Executive Officers and Other Employees of the Company under the Option Plan. The Exercise price was amended to be US$3.40 (CDN $4.54), being the higher of the March 21, 2019 offering price of US$3.40 and the five-day volume weighted average price as determined as of the close of business on May 28, 2019.

TITAN MEDICAL INC.
Notes to the Unaudited Condensed Interim Financial Statements
Three and Six Months Ended June 30, 2019 and 2018
(In U.S. Dollars)

6.    SHARE CAPITAL (continued)

In accordance with IFRS 2, the options affected by the amendments were revalued just prior to the amendment and just after the amendment based on the values determined by the Black-Scholes model. The incremental value of CDN $622,460 (US $475,622) is to be recognized as stock based compensations with CDN $382,390 (US $292,184) recognized in the period and CDN $240,070 (US$ 183,437) to be amortized and recognized as stock-based compensation over the remaining vesting period in accordance with the vesting schedule of each particular option agreement.

The amended fair value of all affected share-based payment plans was measured based on the Black-Scholes formula. Expected volatility was estimated by considering historic average share price volatility. The weighted average inputs used in the measurement of fair values at the amendment date of the share-based option plan are as follows:

	May 29, 2019 before the amendments	May 29, 2019 after the amendments
Fair Value at grant	CDN $0.01-$1.40	CDN $1.06-$2.10
Share price at grant	CDN $3.47	CDN $3.47
Exercise price	CDN $12.90-$51.60	CDN $4.54
Expected Volatility	98.6%-99.4%	98.6%-99.4%
Expected Option Life	1.0-3.5 years	1.0-3.5 years
Expected dividends	Nil	Nil
Risk free interest rate (based on government bonds)	1.48%-1.57%	1.48%-1.57%

TITAN MEDICAL INC.
Notes to the Unaudited Condensed Interim Financial Statements
Three and Six Months Ended June 30, 2019 and 2018
(In U.S. Dollars)

6.    SHARE CAPITAL (continued)

A summary of the status of the Company’s outstanding stock options as of June 30, 2019 and December 31, 2018 and changes during the periods ended on those dates is presented in the following table:

Stock Options – CDN $ denominated

		Six Months ended June 30, 2019		Year ended December 31, 2018
	Number of Stock Options	Weighted average Exercise Price (CDN)	Number of Stock Options	Weighted average Exercise Price (CDN)

Balance Beginning	875,433	$ 18.20	591,609	$ 21.30
Granted	10,000	$ 4.54	322,517	$ 13.51
Expired/Forfeited	(41,745)	$ 31.29	(38,693)	$ 24.90
Balance Ending	843,688	$ 6.23	875,433	$ 18.20

Stock Options – US $ denominated

		Six Months ended June 30, 2019		Year ended December 31, 2018
	Number of Stock Options	Weighted average Exercise Price (USD)	Number of Stock Options	Weighted average Exercise Price (USD)

Balance Beginning	50,349	$ 1.55	-	-
Granted [2]	293,000	$ 3.44	50,349	$ 1.55
Expired/Forfeited	-	-	-	-
Balance Ending	343,349	$ 3.17	50,349	$ 1.55

1.	After giving consideration for 30:1 share consolidation effected June 2018.
2.	Options granted in the period ending June 30, 2019 will vest in accordance with vesting schedules and milestones over a period up to 7 years.

TITAN MEDICAL INC.
Notes to the Unaudited Condensed Interim Financial Statements
Three and Six Months Ended June 30, 2019 and 2018
(In U.S. Dollars)

6. SHARE CAPITAL (continued)

The weighted-average remaining contractual life and weighted-average exercise price of options outstanding and of options exercisable as at June 30, 2019 are as follows:

Canadian Dollar Denominated Options
Exercise Price (CDN)	Number Outstanding	Weighted-average remaining contractual life (years)	Options Exercisable
$3.28	31,498	6.17	31,498
$4.50	18,936	3.78	18,936
$4.54	717,402	4.65	245,831
$4.80	3,040	1.21	3,040
$7.49	5,590	6.02	5,590
$9.00	11,481	6.02	11,481
$9.60	1,105	1.27	1,105
$11.70	6,667	1.44	6,667
$12.00	1,948	1.43	1,948
$30.00	34,777	2.15	23,185
$30.60	2,625	1.48	2,625
$32.40	810	1.58	810
$41.70	658	0.46	658
$45.30	560	1.12	560
$51.60	6,592	0.95	6,592

	843,689	4.52	360,526

US Dollar Denominated Options
Exercise Price (USD)	Number Outstanding	Weighted-average remaining contractual life (years)	Options Exercisable
$1.55	50,349	2.47	50,349
$3.72	40,000	2.63	-
$3.40	253,000	6.84	156,000

	343,349	5.71	206,349

The weighted average exercise price of Canadian dollar denominated options outstanding is CDN $6.23 and CDN $7.69 for options that are exercisable. The weighted average exercise price of US dollar denominated options outstanding is US $3.17 and US $2.95 for options that are exercisable.

TITAN MEDICAL INC.
Notes to the Unaudited Condensed Interim Financial Statements
Three and Six Months Ended June 30, 2019 and 2018
(In U.S. Dollars)

6.    SHARE CAPITAL (continued)

Options are granted to Directors, Officers, Employees and Consultants at various times. Options are to be settled by physical delivery of shares. Options and the terms of each issue over the six months ended June 30, 2019 are outlined below.

Grant date/ Recipient	Number of Options [1]	Vesting Conditions	Contractual Life of Options
February 14, 2019, options granted to a Consultant	40,000	Options may vest over a 15-month vesting schedule	3 years
May 29, 2019, options granted to a Director	253,000	Options vest over a specified vesting period not exceeding 4 years	7 years
June 28, 2019, options granted to an Employee	10,000	Options vest as to 1/3 of the total number of Options granted, every year from Option Date	7 years

1.  Options granted to a consultant in February 2019 will vest in accordance with a vesting schedule and milestones achieved over a 15-month period. Accordingly, the Company will recognize expense for these Options as the service is provided and the milestones achieved.

Inputs for Measurement of Grant Date Fair Values

The grant date fair value of all share-based payment plans was measured based on the Black-Scholes formula. Expected volatility was estimated by considering historic average share price volatility. The weighted average inputs used in the measurement of fair values at grant date of the share-based option plan are as follows:

	2019	2018
Fair Value at grant	US $1.76	CDN $5.99
Share price at grant	US $2.84	CDN $10.79
Exercise price	US $3.40	CDN $11.97
Expected Volatility	98.43%	90.12%
Expected Option Life	3.5 years	3 years
Expected dividends	Nil	Nil
Risk free interest rate (based on government bonds)	1.61%	1.90%

         c)     Warrants

In addition to the warrants accounted for as a liability in Note 5 above, at June 30, 2019, the Company has issued, outstanding and exercisable, 1,324,626 broker warrants expiring between December 5, 2019 and March 21, 2021 (December 31, 2018 - 786,183 broker warrants expiring between March 16, 2019 and August 10, 2020).

7.    COMMITMENTS

As part of its program of research and development around the single-port robotic surgical system, the Company has outsourced certain aspects of the design and development to third party technology and development companies. At June 30, 2019 $25,742,371 in purchase orders remain outstanding (2018 - $12,756,962). The Company also has on deposit with a U.S. supplier $8,864,346 to be applied against future invoices (2018 - $8,541,630).

TITAN MEDICAL INC.
Notes to the Unaudited Condensed Interim Financial Statements
Three and Six Months Ended June 30, 2019 and 2018
(In U.S. Dollars)

8.   RELATED PARTY TRANSACTIONS

During the three and six months ended June 30, 2019 , transactions between the Company directors, officers and other related parties were related to compensation matters in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

Compensation paid to Executive Officers for the three and six months ended June 30, 2019 amounted to $446,911 and $961,163 compared to $323,487 and $918,112 for the three and six months ended June 30, 2018.

Officers and Directors of the Company control approximately 0.19% of the Company.

	June 30, 2019		December 31, 2018

	Number of Shares	%	Number of Shares	%

John Barker	32,714	0.11	31,714	0.15
Stephen Randall	22,993	0.07	21,643	0.10
David McNally	4,167	0.01	4,167	0.02
Bruce Wolff [1]	-	-	7,610	0.03
John Schellhorn	294	0.00	294	0.00

Total	60,168	0.19	65,428	0.30

Common Shares Outstanding	31,150,237	100%	21,675,849	100%

1: Bruce Wolff retired as a Director effective May 29, 2019

9.   SUBSEQUENT EVENTS

In July 2019, the Company issued an aggregate 536,412 stock-based options to certain directors, an employee and a consultant.

The Company recently became eligible to file a shelf registration statement and soon thereafter filed its shelf registration statement on Form F-3 with the U.S. Securities and Exchange Commission (“SEC”). The Company considers it good corporate practice to maintain a shelf registration. If the registration statement is declared effective by the SEC, up to $125 million of securities may be offered, separately or together, at a future time. The terms of any such offering, including the specific terms and prices of the securities, will be determined at the time of such offering and be made solely by means of the prospectus included in the registration statement and any prospectus supplement that may be filed with the SEC relating to such offering.